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                                                                 EXHIBIT (a)(1)

            RESERVOIR CAPITAL GROUP ANNOUNCES THE COMPLETION OF ITS
                            ACQUISITION OF ORANGE-CO


     NEW YORK, NY--Reservoir Capital Group, L.L.C. announced today that its cash tender offer, through its subsidiary , OJ Acquisition Corp., for all of the outstanding shares of common stock of Orange-co, Inc. not already owned at $7.00 cash net per share expired at 12:00 midnight, New York City time, on Friday, October 29, 1999, and that it has accepted for payment all shares of Orange-co common stock tendered pursuant to the tender offer. Reservoir previously purchased a 52.4% stake in Orange-co from affiliates of Ben Hill Griffin, Inc. for $7.00 per share in cash on September 2, 1999.

     Reservoir has been advised by the depositary for the tender offer that, as of the expiration of the tender offer, 4,278,779 shares had been validly tendered and not withdrawn, including 45,354 shares submitted subject to a notice of guaranteed delivery. The shares tendered, together with the shares already owned by Reservoir, represent approximately 94% of the outstanding shares of Orange-co stock. Reservoir will promptly pay the holders who tendered their shares pursuant to the tender offer following delivery of the shares.

     Following the close of the tender offer, Reservoir intends to complete its acquisition of Orange-co by merging its subsidiary, OJ Acquisition Corp., into Orange-co later today. As a result of the merger, each outstanding share of the Orange-co stock will, by virtue of the merger, be converted into the right to receive $7.00 in cash, subject to applicable dissenter's rights. Following the merger, shareholders who did not tender their shares in the tender offer will be receiving information from Orange-co explaining how they surrender their shares in exchange for the $7.00 per share payment.